Exhibit 1

PERION REPORTS THIRD QUARTER 2015 RESULTS
REVENUE $52.6 MILLION, ADJUSTED EBITDA $9.9 MILLION

Tel Aviv & San Francisco – November 3, 2015 – Perion Network Ltd. (NASDAQ: PERI), announced today its financial results for the third quarter and nine months of 2015.

Third Quarter 2015 Highlights

•	Revenues for the third quarter and the first nine months of 2015 were $52.6 million and $153.3 million, respectively
•	Adjusted EBITDA for the third quarter and the first nine months of 2015 was $9.9 million and $42.7 million, respectively
•	Non-GAAP Net Income for the third quarter and the first nine months of 2015 was $6.7 million and $30.6 million, respectively
•	Non-GAAP diluted Earnings Per Share for the third quarter and the first nine months of 2015 was $0.09 and $0.43, respectively
•	Recorded a one-time, non-cash, $74.1 million impairment of goodwill and intangible assets
•	As of September 30, 2015, cash and deposits totaled $129.4 million
•	Supply side software monetization business returned to revenue growth for the first time in six quarters
•	Opened the Barcelona office for Growmobile to serve the fast growing Spanish and Portuguese mobile markets

Josef Mandelbaum, Perion’s CEO commented, “I am very pleased with our third quarter financial results, as we exceeded our guidance on Revenues, Adjusted EBITDA, and non-GAAP Net Income. More importantly, the third quarter marks a significant milestone in our company’s turnaround as our supply side software monetization business returned to revenue growth for the first time in six quarters, one quarter ahead of schedule. Our strategy has delivered the results that we expected, adding validity to our long held view that the software monetization business would remain a good business for Perion with healthy margins and cash flow. Looking forward, we expect to continue to deliver sequential revenue growth in the fourth quarter.”

“On the demand side, as the integration of our social advertising solution into the GrowMobile platform is nearly complete, our focus has turned to aggressively ramping up our investment in sales and marketing to drive revenue growth,” continued Mr. Mandelbaum. “We ended the quarter with 168 active advertisers and over $33 million of managed ad spend, in the seasonally slow part of the year. The fourth quarter is off to a good start, and we fully expect it to be our best quarter ever.”

Financial Comparison for the Third Quarter of 2015:

Revenues: In the third quarter of 2015, revenues were $52.6 million, reflecting gross revenues of $54.4 million reduced by $1.8 million of customer acquisition costs netted from top-line revenues. The decrease from revenues of $86.3 million in the third quarter of 2014 is primarily a result of our decision to significantly reduce Customer Acquisition Costs (“CAC”) since the third quarter of 2014.

Non-GAAP Costs and Expenses: Excluding CAC, Non-GAAP costs and expenses in the third quarter of 2015 were $18.1 million, or 34% of revenues, compared to $24.1 million, or 28% of revenues, in the third quarter of 2014. Non-GAAP costs and expenses in the third quarter of 2015 excluded $74.1 million that resulted from the impairment of goodwill and intangible assets, $2.1 million of share based compensation expenses, $1.2 million amortization of acquired intangible assets and $0.5 million of acquisition related expenses, all of which were included in the GAAP numbers. In the third quarter of 2014, non-GAAP costs and expenses excluded $4.8 million amortization of acquired intangible assets, $4.4 million of share based compensation expenses and $1.0 million of acquisition related expenses.

Adjusted EBITDA: In the third quarter of 2015, adjusted EBITDA was $9.9 million, or 19% of revenues, compared to $33.9 million, or 39% of revenues, in the third quarter of 2014.

Non-GAAP Net Income: In the third quarter of 2015, Non-GAAP net income was $6.7 million, or 13% of revenues, compared to $26.6 million, or 31% of revenues, in the third quarter of 2014.

GAAP Net Loss: On a GAAP basis in the third quarter of 2015, we had a net loss of $70.8 million. This loss is due to a one-time, non-cash $74.1 million impairment of goodwill and intangible assets. Perion’s share price and market value have declined, triggering a reexamination of the book value of intangible assets on an ongoing basis. Most of the intangible assets reflected the value of the monetization business according to market values in the beginning of 2014. We have reduced the value of goodwill and intangible assets by $74.1 million, so that the current carrying value is $109.3 million. This impairment does not affect Perion’s ongoing operations or tangible equity, which has increased to $96.0 million, as compared to $65.0 million as of year-end and more than double the $43.2 million a year ago, as of September 30, 2014.

Financial Comparison for the Nine months ended September 30, 2015:

Revenues: In the first nine months of 2015, revenues were $153.3 million, reflecting gross revenues of $167.8 million reduced by $14.5 million of customer acquisition costs netted from top-line revenues. The decrease from revenues of $310.6 million in the first nine months of 2014 is primarily a result of our decision to significantly reduce CAC since the third quarter of 2014.

Non-GAAP Costs and Expenses: Excluding CAC, Non-GAAP costs and expenses in the first nine months of 2015 were $52.4 million, or 34% of revenues, compared to $70.8 million, or 23% of revenues, in the parallel period in 2014. Non-GAAP costs and expenses in the nine months of 2015 excluded $78.3 million that resulted from the impairment of goodwill and intangible assets, $5.4 million of share based compensation expenses, $4.3 million amortization of acquired intangible assets, and $1.2 million of acquisition related expenses, as well as a gain from the reversal of acquisition related contingent consideration of $6.6 million, all of which were included in the GAAP numbers. In the nine months of 2014, non-GAAP costs and expenses excluded $13.8 million amortization of acquired intangible assets, $12.7 million of share based compensation expenses and $4.4 million of acquisition related expenses.

Adjusted EBITDA: In the first nine months of 2015, adjusted EBITDA was $42.7 million, or 28% of revenues, compared to $101.1 million, or 33% of revenues, in the parallel period in 2014.

Non-GAAP Net Income: In the first nine months of 2015, Non-GAAP net income was $30.6 million, or 20% of revenues, compared to $81.6 million, or 26% of revenues, in the parallel period in 2014.

GAAP Net Loss: On a GAAP basis in the first nine months of 2015, we had a net loss of $51.9 million. This loss is due primarily to a one-time non-cash $74.1 million impairment of goodwill and intangible assets. Perion’s share price and market value have declined significantly over the last year, triggering a reexamination of the book value of intangible assets on an ongoing basis. Most of the intangible assets reflected the value of the monetization business according to market values in the beginning of 2014.

Cash and Cash Flow from Operations: As of September 30, 2015, cash, cash equivalents and short-term deposits, were $129.4 million. Cash flow from operations in the third quarter and the first nine months of 2015 was $4.9 million and $24.8 million, respectively. The difference between Adjusted EBITDA and cash flow from operations was primarily due to prepaid taxes. Perion currently satisfies all of the financial covenants associated with its convertible bonds.

Financial Outlook for the Fourth Quarter of 2015:

Management today announced its financial outlook for the fourth quarter of 2015 as follows:

•	Revenue is expected to be in the range of $52 - $54 million.
•	Adjusted EBITDA is expected to be in the range of $6 - $7 million.
•	Non-GAAP Net Income is expected to be in the range of $4 - $5 million.

Conference Call:

Perion will host a conference call to discuss the results today, November 3, 2015, at 10 a.m. ET. Details are as follows:

•	Conference ID: 4476467
•	Dial-in number from within the United States: 1-888-427-9411
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-457-2628
•	Playback available until November 10, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use PIN code 4476467 for the replay.
•	Live webcast accessible at http://www.perion.com/events/

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our mobile marketing unit, GrowMobile, enables app marketers to advertise across the industry’s top-performing traffic sources, including Facebook, Twitter & Instagram (by MMR) and Google, and  increase user spend, reduce churn and improve retention through CRM engagement campaigns. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork, Codefuel at @code_fuel and Growmobile at @growmobile.

Non-GAAP measures

Non-GAAP financial measures, including adjusted EBITDA, consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, accretion and gain from the reversal of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided on page 8.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Stephanie Mazer
+972 (73) 398-1000
investors@perion.com

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

In thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Revenues:
Search	$73,310	$45,498	$262,656	$129,210
Advertising and other	12,975	7,139	47,987	24,133
Total Revenues	86,285	52,637	310,643	153,343

Costs and Expenses:
Cost of revenues	7,527	2,660	20,490	8,286
Customer acquisition costs	30,006	25,306	145,548	60,449
Research and development	10,873	6,395	34,832	19,534
Selling and marketing	7,617	6,098	18,126	17,835
General and administrative	8,237	6,759	28,192	17,683
Impairment, net of gain on reversal of contingent consideration	-	74,119	-	71,722
Total Costs and Expenses	64,260	121,337	247,188	195,509

Income (Loss) from Operations	22,025	(68,700)	63,455	(42,166)
Financial expense, net	1,039	1,084	1,906	2,142

Income (Loss) before Taxes on Income	20,986	(69,784)	61,549	(44,308)
Taxes on income	1,778	1,062	10,838	7,584

Net Income (Loss)	$19,208	$(70,846)	$50,711	$(51,892)

Net Earnings (Loss) per Share:
Basic	$0.28	$(0.99)	$0.75	$(0.73)
Diluted	$0.28	$(0.99)	$0.73	$(0.73)

Weighted average number of shares:
Basic	69,002	71,242	67,893	70,832
Diluted	69,449	71,242	69,185	70,832

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	September 30,
	2014	2015
		Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$101,183	$73,516
Short term bank deposit	15,000	55,919
Accounts receivable, net	30,808	19,769
Prepaid expenses and other current assets	12,164	13,948
Total Current Assets	159,155	163,152

Property and equipment, net	12,180	12,761
Goodwill and intangible assets, net	180,982	109,268
Other assets	3,822	2,939

Total Assets	$356,139	$288,120

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$21,173	$15,011
Accrued expenses and other liabilities	26,241	14,597
Current maturities of long-term loans and convertible debt	2,300	9,094
Deferred revenues	7,323	7,102
Payment obligation related to acquisitions	8,587	5,146
Total Current Liabilities	65,624	50,950
Long-Term Liabilities:
Convertible debt	35,752	28,675
Payment obligation related to acquisition	5,058	-
Other long-term liabilities	3,708	3,234
Total Liabilities	110,142	82,859

Shareholders' equity:
Ordinary shares	189	195
Additional paid-in capital	203,984	215,123
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive income	-	11
Retained earnings (accumulated deficit)	42,826	(9,066)
Total Shareholders' Equity	245,997	205,261

Total Liabilities and Shareholders' Equity	$356,139	$288,120

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In thousands

	Nine months ended September 30,
	2014	2015
Operating activities:
Net income (loss)	$50,711	$(51,892)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,641	6,518
Impairment of goodwill and intangible assets	-	78,286
Stock based compensation expense	12,679	5,395
Issuance of ordinary shares related to employees retention	-	63
Acquisition related expenses paid by shareholders	3,060	-
Accrued interest, net	143	(451)
Deferred taxes, net	(6,101)	186
Change in payment obligation related to acquisition	958	(5,581)
Fair value revaluation - convertible debt	(584)	544
Loss from sale of property and equipment	104	22
Net changes in operating assets and liabilities	(29,382)	(8,338)
Net cash provided by operating activities	$47,229	$24,752
Investing activities:
Purchases of property and equipment	$(4,930)	$(1,519)
Capitalization of development costs	-	(2,243)
Change in restricted cash, net	(1,099)	50
Investments in short-term deposits, net	-	(40,919)
Cash paid for acquisition, net of cash acquired	(4,322)	(4,533)
Cash acquired through the acquisition of Perion Network Ltd.	23,364	-
Net cash provided by (used in) investing activities	$13,013	$(49,164)
Financing activities:
Exercise of stock options and restricted share units	1,576	15
Contribution by shareholders	585	-
Payment made in connection with acquisition	(2,545)	(1,534)
Proceeds from issuance of convertible debt	37,852	-
Repayment of long-term loans	(1,725)	(1,725)
Net cash provided by (used in) financing activities	$35,743	$(3,244)
Effect of exchange rate changes on cash and cash equivalents	-	(11)
Net increase (decrease) in cash and cash equivalents	95,985	(27,667)
Cash and cash equivalents at beginning of period	949	101,183
Cash and cash equivalents at end of period	$96,934	$73,516

Supplemental disclosure of non-cash investing and financing activities :
Issuance of shares in connection with acquisitions	171,340	5,366
Contribution by shareholders	1,218	-
Acquisition related expenses paid by shareholders	3,060	-
Purchase of property and equipment on credit	-	(1,177)
Stock-based compensation that was capitalized as part of the capitalization of development costs	-	(115)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)

In thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
GAAP costs and expenses	$64,260	$121,337	$247,188	$195,509
Acquisition related expenses	(1,010)	(507)	(4,429)	(1,209)
Share based compensation	(4,370)	(2,088)	(12,679)	(5,395)
Amortization of acquired intangible assets	(4,769)	(1,208)	(13,770)	(4,334)
Impairment of goodwill and intangible assets	-	(74,119)	-	(78,286)
Gain on reversal of contingent consideration	-	-	-	6,564
Non-GAAP costs and expenses	$54,111	$43,415	$216,310	$112,849

GAAP net income (loss)	$19,208	$(70,846)	$50,711	$(51,892)
Valuation adjustment on acquired deferred product revenues	1,092	-	4,905	-
Acquisition related expenses	1,010	507	4,429	1,209
Share based compensation	4,370	2,088	12,679	5,395
Amortization of acquired intangible assets	4,769	1,208	13,770	4,334
Impairment of goodwill and intangible assets	-	74,119	-	78,286
Gain on reversal of contingent consideration	-	-	-	(6,564)
Fair value revaluation of convertible debt and related derivative	(584)	194	(584)	302
Non-recurring tax benefit	(2,320)	-	(2,320)	-
Accretion of payment obligation related to acquisition	-	-	452	357
Taxes related to amortization and impairment of acquired intangible assets	(898)	(574)	(2,403)	(842)
Non-GAAP net income	$26,647	$6,696	$81,639	$30,585

Non-GAAP net income	$26,647	$6,696	$81,639	$30,585
Tax expense	4,996	1,636	15,561	8,426
Financial expense, net	1,623	890	2,038	1,483
Depreciation	679	727	1,871	2,184
Adjusted EBITDA	$33,945	$9,949	$101,109	$42,678

Non-GAAP diluted earnings per share	$0.38	$0.09	$1.18	$0.43

Shares used in computing non-GAAP diluted earnings per share	69,449	71,491	69,185	75,278